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                              January 10, 2024

       Dirkson Charles
       Chief Executive Officer
       Loar Holdings Inc.
       20 New King Street
       White Plains, NY 10604

                                                        Re: Loar Holdings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
15, 2023
                                                            CIK No. 0002000178

       Dear Dirkson Charles:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 15, 2023

       General

   1. Please include an organization chart of your entire business, including subsidiaries.
   2.                                                   We note the table of
contents and Summary begin on page 1. Please reconcile.
   3. Please disclose the approximate number of holders of each class of common equity as of the latest practicable
date. Refer to Item 201(b)(1) of Regulation S-K.
       Summary, page 1

   4. Please balance the description of your competitive strengths with equally prominent disclosure of the
challenges you face.
 Dirkson Charles
FirstName  LastNameDirkson Charles
Loar Holdings Inc.
Comapany
January 10,NameLoar
            2024    Holdings Inc.
January
Page 2 10, 2024 Page 2
FirstName LastName
Industry and Market Data, page 2

5.       We note your statement that you have not independently verified any third-party
         information contained in the prospectus. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information.
6. We note that the prospectus includes industry and market data based on information from several third-party sources. Please tell us if you commissioned any of the industry or market data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

7. We note your disclosure that lingering supply chain disruptions stemming from the
         COVID-19 pandemic may lead to higher material and labor costs. We also note your disclosure that you are currently experiencing supply shortages and inflationary pressures for certain components and raw materials. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
8. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. Credit Agreement, page 54

9. In a future filing, please disclose the amount outstanding under the credit agreement, including the delayed draw term loans, incremental term loans, and the revolving line of credit. Please also disclose the maturity date and average interest rate under the credit agreement.
Inflation Risk, page 59

10. Please update your disclosure in a future filing to identify actions planned or taken, if any, to mitigate inflationary pressures.
Business, page 61

11. We note the graphic on pages 2 and 62. Please revise to improve the legibility.
 Dirkson Charles
FirstName  LastNameDirkson Charles
Loar Holdings Inc.
Comapany
January 10,NameLoar
            2024    Holdings Inc.
January
Page 3 10, 2024 Page 3
FirstName LastName
Intellectual Property, page 69

12. We note your disclosure that you rely on patents, trademarks, trade secrets and proprietary knowledge and technology. Please disclose the duration of your intellectual property.
         Refer to Item 101(h)(4)(vii) of Regulation S-K.
Certain Relationships and Related Party Transactions
Credit Agreement Lender, page 79

13.      Please revise to disclose the maturity date of each loan.

Principal Stockholders, page 82

14. Please revise to identify the natural person(s) with voting and/or dispositive control over the shares held by Abrams Capital Management, L.P., GPV Loar LLC, GSO Capital
         Partners LP. Refer to Item 403 of Regulation S-K.
Exclusive Forum, page 88

15. We note your disclosure here that the federal district courts of the United States of
         America shall be the exclusive forum for actions arising under the Securities Act. Please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We also note your disclosure on page 40 that the federal district courts of the United States of America shall be the exclusive forum for actions arising under the Securities Act and Exchange Act. Please reconcile this with your disclosure on page 89.
Index to Consolidated Financial Statements, page F-2

16.      Please update your company   s financial statements and other
financial information to
         comply with the requirements of Rule 3-12 of Regulation S-X.
9. Environmental Costs, page F-17

17. We note your environmental liability at December 31, 2022. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for this matter, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-3 and
         50-4.
 Dirkson Charles
FirstName  LastNameDirkson Charles
Loar Holdings Inc.
Comapany
January 10,NameLoar
            2024    Holdings Inc.
January
Page 4 10, 2024 Page 4
FirstName LastName
       Please contact Andi Carpenter at 202-551-3645 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Aslam A. Rawoof